                                                                   Exhibit 12



                                                          Ford Motor Company and Subsidiaries

                               CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                               ----------------------------------------------------------------------------------------
                                                                       (in millions)


                                               First                          For the Years Ended December 31
                                                Half        -------------------------------------------------------------------
                                                1995          1994           1993           1992           1991           1990
                                              -------       --------       --------       --------       -------        -------
Earnings
- --------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                   $ 5,263        $ 8,789        $ 4,003        $  (127)       $(2,587)       $ 1,495
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                     (13)          (182)           (98)            26             69            171
  Adjusted fixed charges a/                     5,047          8,122          7,648          8,113          9,360          9,690
                                              -------        -------        -------        -------        -------        -------
    Earnings                                  $10,297        $16,729        $11,553        $ 8,012        $ 6,842        $11,356
                                              =======        =======        =======        =======        =======        =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                         $ 4,890        $ 7,787        $ 7,351        $ 7,987        $ 9,326        $ 9,647
  Interest portion of rental expense c/           133            265            266            185            124            105
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/              103            160            115             77             56             83
                                              -------        -------        -------        -------        -------        -------
    Fixed charges                               5,126          8,212          7,732          8,249          9,506          9,835

Ford preferred stock dividend
 requirements e/                                  231            472            442            317             26              0
                                              -------        -------        -------        -------        -------        -------

  Total combined fixed charges
   and preferred stock dividends              $ 5,357        $ 8,684        $ 8,174        $ 8,566        $ 9,532        $ 9,835
                                              =======        =======        =======        =======        =======        =======

Ratios
- ------
  Ratio of earnings to fixed charges              2.0            2.0            1.5            f/             g/             1.2

  Ratio of earnings to combined fixed
   charges and preferred stock dividends          1.9            1.9            1.4            h/             i/             1.2





- - - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred
   stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and
   amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on
   Ford's effective income tax rates for all periods except 1992.
   The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.  The U.S.
   statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and
   preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.

